Exhibit 99.1

Aurinia Pharmaceuticals Announces Launch of Lupus Nephritis Disease-State Awareness Initiative for Healthcare Professionals, TimeIsNephrons.com

VICTORIA, British Columbia--(BUSINESS WIRE)--October 14, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) today announced Time Is Nephrons, the first-ever lupus nephritis (LN) disease-state awareness campaign for healthcare professionals (HCPs). The initiative aims to highlight the importance of active screening for early diagnosis to potentially minimize the impact on kidney function and improve long-term outcomes for every patient with LN.

“Unfortunately, for many patients, the signs of lupus nephritis are subtle, yet a single flare of LN can potentially shorten the life span of the kidney by decades. Our ongoing engagement with the lupus nephritis community revealed a key role for Aurinia to help change the course of the patient journey by creating a comprehensive resource for healthcare professionals with the latest disease monitoring and management methods,” said Neil Solomons, M.D., Chief Medical Officer at Aurinia Pharmaceuticals. “We are excited to launch the Time Is Nephrons initiative which, along with our patient-focused disease awareness campaigns, aims to enhance awareness and the outlook for patients in need.”

Lupus nephritis is one of the most serious complications of systemic lupus erythematosus (SLE) and is caused by an inflammation of the kidney leading to proteinuria. If left untreated, LN can lead to irreversible kidney damage, kidney failure, or even death. In patients with LN, renal damage may start prior to the first clinically detected episode; therefore, patients should be actively and routinely screened for signs of the disease. Patients with LN who achieve a complete response as measured by decreases in proteinuria and a urine protein-to-creatinine ratio (UPCR) of less than 0.5 gm/gm can achieve better long term kidney outcomes such as avoidance of kidney failure, dialysis, or need for transplantation.

About Aurinia

Aurinia Pharmaceuticals is a late-stage clinical biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently seeking FDA approval of voclosporin for the potential treatment of lupus nephritis and evaluating voclosporin ophthalmic solution (VOS) in a Phase 2/3 study for the treatment of dry eye syndrome. The Company’s head office is in Victoria, British Columbia, its U.S. commercial hub in Rockville, Maryland, and focuses its development efforts globally.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: the aims of the initiative; the Company’s goal of bringing the first dedicated therapeutic option for LN to patients and the potential FDA approval of voclosporin as a potential treatment for LN. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN and DES programs; that another company will not create a substantial competitive product for Aurinia’s LN and DES business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or proteinuric kidney disease markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and other proteinuric kidney disease business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; competitors may arise with similar products; Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; and Aurinia may not be able to obtain sufficient supply to meet commercial demand for voclosporin in a timely fashion. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

Investors & Corporate:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media
Stefan Riley
Ten Bridge Communications
stefan@tenbridgecommunications.com